News release                                                   [GRAPHIC OMITTED]
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LONDON: November 12, 2004


Corus announces agreement to acquire full ownership of Segal

Corus Group plc ("Corus") announced today that Corus Staal B.V., currently 50% owner of Segal S.A. ("Segal"), has signed an agreement to purchase the remaining fifty per cent shareholding in this Belgian hot dipped galvanising line from MetalInvest investment fund, its joint venture partner in Segal for a consideration of EUR25 million (approximately (pound)17.5 million) in cash. Segal employs 155 people and produces 500,000 tonnes of hot dipped galvanised sheet annually. Corus expects the transaction to be completed by the end of the year, following regulatory approval by the Belgian Competition Authority ("Raad voor de Mededinging").

Rauke Henstra, Division Director Strip Products commented: "The acquisition of full ownership of Segal, a modern plant using state of the art technology, strengthens the position of Corus Strip Products IJmuiden at the high end of the market for galvanised sheet for the automotive sector, and demonstrates Corus' continued investment in the growing market for hot dipped galvanised sheet in Europe. This investment provides a strong platform for further developing our market position in value added products."

Corus is one of the world's largest metal producers with an annual turnover of (pound)8 billion and major operating facilities in the U.K., the Netherlands, Germany, France, Norway and Belgium. Corus' four divisions comprising Strip Products, Long Products, Distribution & Building Systems and Aluminium provide innovative solutions to the construction, automotive, packaging, mechanical engineering and other markets worldwide. Corus has around 48,500 employees in over 40 countries and sales offices and service centres worldwide. Combining international expertise with local customer service, the Corus brand represents quality and strength.

Notes to Editors:
o Corus Staal B.V. is a wholly owned subsidiary of Corus Group plc that owns the Group's principal steelmaking assets in the Netherlands.
o    The exchange rate used is EUR1.43 per (pound)1.

For further information, please contact:
Corporate Relations:
Annanya Sarin +44 0(20) 7717 4532 / Mike Hitchcock +44 0(20) 7717 4502

Investor Relations:
Anthony Hamilton  +44 0(20) 7717 4503 / Bernard Ronchi +44 0(20) 7717 4501